ORGANIGRAM GLOBAL INC.
(the “Company”)
Annual General and Special Meeting of Shareholders
Held on March 30, 2026
REPORT OF VOTING RESULTS
Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2025 annual general and special meeting of shareholders of the Company held on March 30, 2026 (the “Meeting”). All matters voted upon at the Meeting were voted upon by proxy or in person at the Meeting. Full details of the matters are set out in the Company’s management information circular dated February 23, 2026 (the “Circular”), which is available on SEDAR+ at www.sedarplus.com. and on EDGAR at www.sec.gov.
1.ELECTION OF DIRECTORS
Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	# Votes For	% of Votes For	# Votes Against	% of Votes Against
Peter Amirault	49,413,277	98.552%	725,875	1.448%
James Yamanaka	49,488,063	98.701%	651,090	1.299%
Dexter John	49,474,313	98.674%	664,839	1.326%
Stephen Smith	49,404,097	98.534%	735,056	1.466%
Geoffrey Machum	49,388,232	98.502%	750,921	1.498%
Sherry Porter	49,448,299	98.622%	690,854	1.378%
Marni Wieshofer	49,393,604	98.513%	745,549	1.487%
Simon Ashton	49,292,856	98.312%	846,297	1.688%
Karina Gehring	49,352,986	98.432%	786,167	1.568%
Craig Harris	49,370,278	98.467%	768,874	1.533%

2.APPOINTMENT OF AUDITOR
PricewaterhouseCoopers LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
63,561,089	97.080%	1,911,519	2.920%

3.    APPROVAL OF UNALLOCATED AWARDS UNDER EQUITY INCENTIVE PLAN RESOLUTION
An ordinary resolution was passed by the shareholders authorizing all unallocated options, restricted share units, performance share units and deferred share units under the Company’s Long-Term Omnibus Equity Incentive Plan dated as of January 25, 2020. The voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
46,936,667	93.613%	3,202,476	6.387%

4.    APPROVAL OF THE ACQUISITION OF SANITY GROUP GMBH
An ordinary resolution was passed by the shareholders authorizing (i) the indirect acquisition by the Company of all the issued and outstanding shares of Sanity Group GmbH (“Sanity Group”) not already owned by the Company (the “Transaction”), and (ii) the issuance by the Company of up to 96,287,602 common shares to the shareholders of Sanity Group and BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco (“BAT”) in connection with the Transaction and a private placement. The voting results, excluding the votes attached to the Company’s common shares beneficially owned, or over which control or direction was exercised by BAT, its associates and affiliates and their respective directors and officers who held Organigram common shares as of the record date for the Meeting in accordance with the rules of the TSX Company Manual and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
9,308,076	93.036%	696,688	6.964%

Dated this 30th day of March, 2026.
ORGANIGRAM GLOBAL INC.

By:    “James Yamanaka”
    Name: James Yamanaka
    Title: Chief Executive Officer